Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017

Pretax income before adjustment for noncontrolling interest	$4,436	$6,277	$11,914	$19,719

Add back:
Fixed charges	11,191	11,677	22,188	22,658
Distributed income of equity investees	259	104	481	478
Deduct:
Equity in earnings of equity investees	(202)	(55)	(273)	(141)
Capitalized interest	(331)	(64)	(576)	(118)
Earnings as Defined	$15,353	$17,939	$33,734	$42,596

Fixed Charges
Interest expense including amortization of deferred financing fees	$10,708	$11,486	$21,309	$22,285
Capitalized interest	331	64	576	118
Interest portion of rent expense	152	127	303	255
Fixed Charges	11,191	11,677	22,188	22,658
Preferred share dividends	1,675	1,675	3,350	3,350
Combined Fixed Charges and Preferred Dividends	$12,866	$13,352	$25,538	$26,008

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.19	1.34	1.32	1.64